Exhibit (d)(v)

DISABILITY BENEFIT RIDER

While this policy and rider are in force, The Guardian Insurance & Annuity Company, Inc. (GIAC) will apply as a premium payment the Specified Amount, as described below, while the insured is Totally Disabled, in accordance with the provisions below. Before applying the Specified Amount, GIAC must receive proof that Total Disability:

•	began before Age 65; and

•	has existed continuously for at least 6 months.

Definitions

Additional terms, not explained here, are defined in the Basic Policy.

Age 60 and Age 65: The Policy Anniversaries nearest the insured’s 60th and 65th birthdays.

Total Disability or Totally Disabled: The insured’s inability, due to bodily injury or disease to perform substantially all of the duties of an occupation for pay or profit.

•	During the first full 60 months of disability,
•	Total Disability or Totally Disabled
•	means the insured is not able to perform substantially all of the duties of the insured’s regular occupation at the time disability begins.

•	After the first full 60 months of disability,
•	Total Disability or Totally Disabled
•	means the insured is not able to perform substantially all of the duties of the insured’s occupation or any other occupation for which the insured is or becomes fitted by:

•	education;

•	training; or

•	experience.

•	Until the insured’s 25th birthday, occupation includes attending school full-time outside the home.

Presumptive Total Disability is:

•	the entire and irrevocable loss of the sight of both eyes; or

•	total and permanent loss of use of:

•	both hands;

•	both feet; or

•	one hand and one foot.

Application of Specified Amount Benefit

•	If Total Disability begins before Age 60, GIAC will apply as a premium payment the Specified Amount on each Monthly Processing Date while Total Disability continues.
•	If Total Disability begins on or after Age 60 but before Age 65, GIAC will apply as a premium payment the Specified Amount on each Monthly Processing Date during such disability until the later of:

•	Age 65; or

•	the end of 2 years from the beginning of such disability, if this 2 year period extends beyond Age 65.

GIAC will accept premium payments while Specified Amounts are being applied.

Specified Amount Premium

The Specified Amount, which is elected by the owner on the Issue Date, is shown on page 3 of the Basic Policy. The owner may decrease the Specified Amount at any time. However, the Specified Amount may only be increased at the time the owner increases the Face Amount, provided that the increase cannot exceed one-twelfth of the Target Premium associated with the new Policy Segment. After the first Policy Year, the Specified Amount cannot exceed the premiums paid in the first Policy Year.

While the insured is Totally Disabled, Monthly Deductions will not be waived under this rider.

Notice of Claim and Proof of Total Disability

GIAC must receive at the Customer Service Office in Good Order written notice of claim and proof of Total Disability. GIAC must approve such notice and proof. After such approval, GIAC will apply as a premium payment the Specified Amount from the date Total Disability began.

The written notice of claim and proof of Total Disability must be received:

•	during the insured’s lifetime while Total Disability continues;

•	not later than one year after Total Disability began; and

•	not later than one year after this rider terminates.

Failure to give notice and proof within such time will not invalidate a claim if it is shown that both notice and proof were given as soon as reasonably possible. However, no Specified Amount will be applied for a Monthly Processing Date more than one year before receipt of notice and proof.

05-DBR GIAC	Guardian Insurance and Annuity Company, Inc.	{POL NO}

Proof of Continued Total Disability

At reasonable intervals, GIAC may require written proof of the continuance of Total Disability. GIAC may require that the insured be examined once each year by one of its medical examiners as part of any proof; any such exam will be at GIAC’s expense. If proof is not given as required, GIAC will consider the insured no longer disabled and no further Specified Amounts will be applied.

However, further proof of such disability will not be required after Age 65 if:

•	Specified Amounts have been applied on each Monthly Processing Date between Age 60 and Age 65;

•	such disability began before Age 60; and

•	such disability still exists at Age 65.

Rider Cost

The cost of this Rider is part of the Monthly Deduction under this policy. The cost for the rider amount specified on the Policy Date is equal to (a) multiplied by (b) where:

•	(a) is the Specified Amount under this rider; and

•	(b) is the applicable factor, shown on page 3, which is based on the insured’s sex, underwriting class and Age on the Policy Date.

If the Specified Amount is increased, the monthly rider cost for the increase is equal to (a) multiplied by (b) where:

•	(a) is the increase in the Specified Amount; and

•	(b) the applicable factor, shown on page 3, which is based on the insured’s sex, underwriting class and Age at the time of the increase.

GIAC will send revised policy pages reflecting and changes caused by an increase. The cost of this rider will cease when this rider terminates.

Face Amount Increases Due to a Guaranteed Insurability Option Rider

While the insured is Totally Disabled the Face Amount may be increased due to a Guaranteed Insurability Option Rider. When an option date or alternate option date is elected, as defined in the Guaranteed Insurability Option Rider, the Specified Amount under this rider will increase by one-twelfth of the amount of the Target Premium associated with the increase in Face Amount.

Exclusions

GIAC will not apply Specified Amounts to the Policy Account Value if Total Disability results from:

•	an intentionally self-inflicted injury; or

•

war while the insured is in the military service or in any auxiliary or noncombatant unit serving with the military. War includes declared or undeclared war, or any armed conflict or resistance by any country or international organization.

Values

This rider has no cash or loan value.

The Contract

This rider is:

•	issued in consideration of the application;

•	attached to and made part of this policy; and

•	subject to all applicable provisions of this policy.

Issue Date

The Issue Date of this rider is the Issue Date of this policy. The contestable period is measured from the Issue Date. The effective date of this rider is the effective date of this policy.

Incontestability

GIAC will not contest this rider after it has been in force during the lifetime of the insured for 2 years from its Issue Date, including any period when the insured is Totally Disabled.

Termination

This rider will terminate on the earliest of:

•	the insured’s Age 65; however, this will not affect an eligible claim for the application of Specified Amounts occurring before that date;

•	the surrender, exchange or termination of this policy;

•	the Monthly Processing Date which follows GIAC’s receipt of written request in Good Order for termination. This rider must be sent to the Customer Service Office for cancellation.

05-DBR GIAC	Guardian Insurance and Annuity Company, Inc.	{POL NO}